

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Amos Ron
Chief Financial Officer
Vascular Biogenics Ltd.
6 Jonathan Netanyahu St.
Or Yehuda
Israel 60376

> **Re:** **Vascular Biogenics, Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 16, 2014**
> **File No. 333-196584**

Dear Mr. Ron:

We have reviewed your amendment and your letter dated July 15, 2014, and we have the following comments.

Amendment No. 2 to Form F-1 filed July 16, 2014

General

1. We note that certain of your existing shareholders have indicated an interest in purchasing approximately $35 million of your ordinary shares in this offering at the initial public offering price. In view of the size of the offering that existing shareholders have indicated their interest in purchasing compared to the size of the offering overall, it appears that these shareholders may be participating in the distribution of the securities. Please name these shareholders and identify them as underwriters within the meaning of Section 2(a)(11) of the Securities Act.

2. So that investors will be able to understand the minimum amount of your ordinary shares that will enter the public market through sales to the public, as opposed to the existing shareholders, please remove the language on your prospectus cover page, and elsewhere throughout your prospectus, that gives the issuer, underwriters, and affiliated purchasers discretion to increase the affiliated purchaser purchases above the $35 million you have disclosed.

3. Please revise your disclosure that suggests that the $35 million of shares to be purchased by existing shareholders would be freely tradable after the 180-day lock-up, as well as language that suggests that these shares could be resold as control securities under Rule 144, following the expiration of the lock-up period. Please also clarify that any resale of these shares must

be pursuant to an effective registration statement under the Securities Act or an applicable exemption from such registration requirement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Lawrence S. Wittenberg (via e-mail)
    Goodwin Procter LLP